UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

CHINA PRECISION STEEL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

16941J 10 6
(CUSIP Number)

Wo Hing Li
123 Laodong Road, Xuhang Town
Jiading District, Shanghai, PRC 201809
852-2543 8223
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2008
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	Name of Reporting Person I.R.S. Identification Nos. of Above Person (ENTITIES ONLY)

Wo Hing Li
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds

OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

☐
6	Citizenship or Place of Organization

Hong Kong
	7	Sole Voting Power

		20,624,050
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		20,624,050
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

20,624,050
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

44.93% (1)
14	Type of Reporting Person

IN
(1) This percentage assumes 45,896,288 shares of the Issuer’s common stock outstanding, as of February 14, 2008, as reported in the Issuer’s most recent Quarterly Report filed on Form 10-Q on February 14, 2008.

2

Item 1. Security and Issuer.

The name of the issuer is China Precision Steel, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 8th Floor, Teda Building, 87 Wing Lok Street, Sheungwan, Hong Kong. This statement relates to Issuer’s common stock, $0.001 par value per share.

Item 2. Identity and Background.

(a)-(f).        This Schedule 13D is being filed by Wo Hing Li, a citizen of Hong Kong (the “Reporting Person”). The Reporting Person’s principal occupation is as Chairman of the Board, Chief Executive Officer and President of the Issuer. The address at which his occupation is conducted is 8th Floor, Teda Building, 87 Wing Lok Street, Sheungwan, Hong Kong.

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The securities acquired by the Reporting Person and reported in this Statement (the "Shares") were acquired on December 28, 2006 under the terms of a Stock Exchange Agreement by and among the Issuer, Partner Success Holdings Limited, a British Virgin Islands international business company ("PSHL") and each of the shareholders of PSHL, dated as of March 31, 2006, as amended by the parties on July 20, 2006 and as further amended by the parties on October 21, 2006 (hereinafter collectively referred to as the "Exchange Agreement"). Under the Exchange Agreement, the Shares were issued to the Reporting Person as consideration in exchange for the Issuer's acquisition of all 50,000 issued and outstanding shares of common stock of PSHL.

Item 4. Purpose of Transaction.

(a)          The Reporting Person entered into a private Stock Purchase Agreement, made and entered into as of March 14, 2008 and closed on March 20, 2008, by and between the Reporting Person and accredited investor Lucksville Investment Limited, a British Virgin Islands company (the “Purchaser”), whereby the Reporting Person sold and Purchaser purchased 750,000 shares of common stock owned by the Reporting Person at a price of $3.601 per share. Pursuant to the terms of the Stock Purchase Agreement between Reporting Person and the Purchaser, Reporting Person intends to sell and Purchaser intends to purchase an additional 750,000 shares of common stock of the Issuer owned by the Reporting Person at a price of $3.601 per share on or around April 7, 2008.

In addition, as disclosed on Form 8-K/A filed by the Issuer on March 14, 2008, the Reporting Person entered into a Stock Purchase Agreement on March 13, 2008, with certain accredited investors Hudson Bay Fund, LP, Hudson Bay Overseas Fund, Ltd., and Enable Growth Partners LP (the “Purchasers”), whereby Reporting Person agreed to sell up to 3,524,810 shares of his stock of the Issuer to the Purchasers at a price to be determined pursuant to certain Triggering Events as described in the Stock Purchase Agreement. In connection with the Stock Purchase Agreement, Reporting Person and certain Purchasers also entered into an Escrow Agreement and a Registration Rights Agreement, each executed on March 13, 2008.

(b)-(j) Not Applicable.

3

Item 5. Interest in Securities of the Issuer.

(a)          The Reporting Person is the beneficial owner of 20,624,050 shares of the Issuer’s common stock. Reporting Person’s holdings represent 44.93% of the outstanding shares of the Issuer’s common stock, assuming 45,896,288 shares of the Issuer’s common stock outstanding as of February 14, 2008, as reported in the Issuer’s most recent Quarterly Report filed on Form 10-Q on February 14, 2008.

(b)	The Reporting Person has the sole power to vote and dispose of the 20,624,050 shares.

(c)	The Reporting Person did not effect any transactions in the Issuer’s securities within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the current report on Form 4 filed by the Reporting Person on March 24, 2008, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following documents are hereby filed as Exhibits to this Schedule 13-D:

1. Stock Purchase Agreement, made and entered into as of March 14, 2008 and closed on March 20, 2008, by and between the Reporting Person (the “Seller”) and Lucksville Investment Limited, a British Virgin Islands company (the “Purchaser”).

2. *Stock Purchase Agreement, dated as of March 13, 2008, among the Reporting Person (the “Seller”), and Hudson Bay Fund, LP, Hudson Bay Overseas Fund, Ltd., and Enable Growth Partners LP (collectively, the “Purchasers”) (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K/A filed by the Issuer on March 14, 2008).

3. *Escrow Agreement, dated as of March 13, 2008, by and among the Reporting Person, certain Purchasers and Tri-State Title & Escrow, LLC (the “Escrow Agent”) (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K/A filed by the Issuer on March 14, 2008).

4. *Registration Rights Agreement, dated as of March 13, 2008, among the Reporting Person (the “Seller”), and Hudson Bay Fund, LP, Hudson Bay Overseas Fund, Ltd., and Enable Growth Partners LP (collectively, the “Purchasers”) (incorporated by reference to Exhibit 10.3 of the current report on Form 8-K/A filed by the Issuer on March 14, 2008).

5. *Stock Exchange Agreement by and among the Issuer, PSHL and each of the shareholders of PSHL, dated as of March 31, 2006, and as amended by the parties on July 20, 2006, and as further amended by the parties on October 21, 2006 (incorporated by reference to Issuer's Definitive Schedule 14A Proxy Statement, filed by the Issuer on November 22, 2006).

*Incorporated by Reference.

4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2008

/s/Wo Hing Li
Wo Hing Li
Title

5

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is made and entered into as of March 14, 2008 by and between Wo Hing Li ("Seller") and Lucksville Investment Limited, a British Virgin Islands company (“Buyer”).

WHEREAS, Seller is the record and beneficial owner of Ordinary Stock, par value $.001 per share (the "Stock"), of China Precision Steel, Inc. (the "Company"); and

WHEREAS, Buyer wishes to purchase an aggregate of 1,500,000 shares of Stock from Seller in a private sale that is not part of a distribution or public offering;

NOW, THEREFORE, in the parties hereto agree as follows:

1.
Agreement to Purchase and Sell the Stock. Seller will sell to Buyer and Buyer agrees to purchase One Million Five Hundred Thousand (1,500,000) shares of Stock for a purchase price of $5,401,500 ($3.601 per share times 1,500,000 shares of Stock) is referred to hereinafter as the “Purchase Price”) in a private sale exempt from registration under the Securities Act of 1933, as amended (the "Act").

2.
Closings And Payments.Subject to the terms and conditions hereof, and in reliance upon the written representations and warranties of Buyer, Seller will sell and, subject to the terms and conditions hereof, Buyer will purchase, at a two closings (each a “Closing”), the Stock. The first Closing shall be held at _____________ ____________________________(the “Closing Location”), at 10:00 a.m. local time, on March 20, 2008 or such other place, date or time as the parties agree upon. The second Closing shall be held at 10:00 a.m. local time at the Closing Location on April 7, 2008 or such other place, date or time as the parties agree upon. At each Closing, Seller will deliver to Buyer an original stock certificate or stock certificates evidencing 750,000 shares of Stock, along with executed stock powers. At each Closing $2,700,750 (representing the product of 750,000 shares of Stock times the per share purchase price of $3.601) shall be paid by wire transfer of immediately available funds to the account designated by Seller in writing prior to such Closing, or by such other means as the parties may agree upon in writing.

3.
Representations and Warranties of Seller.Seller hereby represents and warrants to Buyer that, the statements in the following paragraphs of this Section 3 are all true and complete as of the date hereof:

3.1
Authority; Due Authorization. The execution and delivery by Seller of this Agreement, and the performance by Seller of his obligations hereunder, have been duly and validly authorized by Seller. This Agreement has been duly and validly executed and delivered by Seller, and upon the execution and delivery by Buyer of this Agreement and the performance by Buyer of Buyer’s obligations herein, will constitute, a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as such enforcement may be limited by bankruptcy or insolvency laws or other laws affecting enforcement of creditors’ rights or by general principles of equity.

3.2
No Conflicts. The execution and delivery by Seller of this Agreement does not and the performance by Seller of his obligations under this Agreement and the consummation of the transactions contemplated hereby will not conflict with or result in a violation or breach of any of the terms, conditions or provisions of any agreement to which the Seller is a party.

3.3
Title to Securities. Seller is the sole record and beneficial owner of the Stock and has sole managerial and dispositive authority with respect to the Stock. Seller has not granted and person a proxy with respect to the Stock that has not expired or been validly withdrawn. The sale and delivery of the Stock to Buyer pursuant to this Agreement will vest in Buyer legal and valid title to the Securities, free and clear of all liens, security interests, adverse claims or other encumbrances of any character whatsoever (“Encumbrances”) (other than Encumbrances created by Buyer and restrictions on resales of the Stock under applicable securities laws).

4.	Representations, Warranties and Certain Agreements of Buyer. Buyer hereby represents and warrants to, and agrees with, Seller that:

4.1
Exempt Transaction. Seller understands that the offering and sale of the Stock is intended to be exempt from registration under the Act and exempt from registration or qualification under any state law.

4.2
 Authorization.Buyer represents that Buyer has full power and authority to enter into this Agreement. This Agreement has been duly and validly executed and delivered by Buyer, and upon the execution and delivery by Seller of this Agreement and the performance by Seller of his obligations herein, will constitute, a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except as such enforcement may be limited by bankruptcy or insolvency laws or other laws affecting enforcement of creditors’ rights or by general principles of equity.

4.3
Purchase for Own Account.The Stock to be purchased by the Buyer hereunder will be acquired for investment for Buyer’s own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof, and Buyer has no present intention of selling, granting any participation in, or otherwise distributing the same. Buyer also represents that Buyer was not formed for the purpose of investing in the Stock or any Stock in the Company.

4.4
Information Concerning the Company. Buyer has conducted Buyer’s own due diligence with respect to the Company and believes Buyer has enough information upon which to base an investment decision in the Stock.

4.5
Investment Experience.The Buyer understands that the purchase of the Stock involves substantial risk. The Buyer (a) has experience as a buyer in securities of companies in the development stage and acknowledges that Buyer can bear the economic risk of Buyer’s investment in the Stock and (b) has such knowledge and experience in financial, tax, and business matters so as to enable Buyer to evaluate the merits and risks of an investment in the Stock, to protect Buyer’s own interests in connection with the investment, and to make an informed investment decision with respect thereto.

4.6
 No Oral Representations. No oral or written representations have been made other than as stated, or in addition to those stated, in this Agreement, and Buyer is not relying on any oral statements made by Seller, or any of Seller's representatives or affiliates, in purchasing the Stock.

4.7
 No General Solicitation. Buyer is not purchasing the Stock as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio, or presented at any seminar or meeting, or any solicitation of a purchase by a person other than a representative of Seller.

4.8	Accredited Investor Status.The Buyer is an “Accredited Investor” within the meaning of Rule 501 of Regulation D promulgated under the Act. The term “Accredited Investor” as used herein refers to:

4.8.1   A person or entity who is a director or executive officer of the Company;

4.8.2   Any bank as defined in Section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; any insurance company as defined in Section 2(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

4.8.3   Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

4.8.4   Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

4.8.5   Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000;

4.8.6   Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

4.8.7   Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a person who has knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment; or

4.8.8   Any entity in which all of the equity owners are accredited investors.

As used in this Section, the term “net worth” means the excess of total assets over total liabilities. For the purpose of determining a person's net worth, the principal residence owned by an individual should be valued at fair market value, including the cost of improvements, net of current encumbrances. As used in this Section, “income” means actual economic income, which may differ from adjusted gross income for income tax purposes. Accordingly, the undersigned should consider whether it should add any or all of the following items to its adjusted gross income for income tax purposes in order to reflect more accurately its actual economic income: any amounts attributable to tax-exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or Keogh retirement plan, and alimony payments.

4.9
Restricted Securities.The Buyer understands (i) that the Stock is characterized as “restricted securities” under the Act inasmuch as the Stock was acquired from an affiliate of the Company in a transaction not involving a public offering and that under the Act, and applicable regulations thereunder, (ii) that the Stock will remain restricted in the hands of Buyer, and such securities may be resold without registration under the Act only in certain limited circumstances. In this connection, Buyer represents that Buyer is familiar with and understands the resale limitations imposed by the Act on the Stock.

4.10
 Opinion Necessary. Buyer acknowledges that if any transfer of the Stock is proposed to be made in reliance upon an exemption under the Act, the Company may require an opinion of counsel satisfactory to the Company that such transfer may be made pursuant to an applicable exemption under the Act. Buyer acknowledges that a restrictive legend appears on the Stock and must remain on the Stock until such time as it may be removed under the Act.

4.11	Further Limitations on Disposition.Without in any way limiting the representations set forth above, Buyer further agrees not to make any disposition of all or any portion of the Stock except:

4.11.1	pursuant to a registration statement under the Act covering such disposition; or

4.11.2	pursuant to an exemption from registration under the Act, including, without limitation, Rule 144, Rule 144A or Regulation S thereunder.

4.12
 Investment Letter. At each Closing Buyer shall sign and deliver to Seller an investment letter in the form of Exhibit A attached hereto. Each of the statements made in the investment letter to be delivered by Buyer to Seller in accordance with Section 2 will be true and correct as of the date given.

5.	Survival and Indemnification.

5.1
 Survival. The representations, warranties, covenants and agreements contained herein to be performed or complied with after the Closing shall survive without limitation as to time, unless the covenant or agreement specifies a term, in which case such covenant or agreement shall survive until the expiration of such specified term. A claim for indemnification by Seller against Buyer under this Section 5 for inaccuracy in a representation or warranty or breach of any covenants and agreements contained herein must be asserted in writing and in accordance with Section 5.3 prior to the expiration of the applicable time period referenced above, following which the same shall be barred for all purposes. If written notice of a claim for indemnification is given in accordance with Section 5.3 prior to the expiration of the applicable time period referenced above, then the representation, warranty, covenant, or agreement applicable to such claim shall survive until, but only for purposes of, resolution of such claim.

5.2
 Indemnification. Subject to the provisions of Section 5.1, from and after the Closing, Buyer shall indemnify and hold harmless Seller (the party seeking indemnification being referred to as the “Indemnified Party”) from and against any and all claims, losses, liabilities and damages, including, without limitation, amounts paid in settlement, reasonable costs of investigation and reasonable fees and disbursements of counsel, arising out of or resulting from the inaccuracy of any representation or warranty, or the breach of any covenant or agreement, contained herein or in any instrument or certificate delivered pursuant hereto, by the party against whom indemnification is sought (the “Indemnifying Party”).

5.3
Notice of Claim. The Indemnified Party shall promptly notify the Indemnifying Party in writing of any claim for indemnification, specifying in detail the basis of such claim, the facts pertaining thereto and, if known, the amount, or an estimate of the amount, of the liability arising therefrom. The Indemnified Party shall provide to the Indemnifying Party as promptly as practicable thereafter all information and documentation necessary to support and verify the claim asserted and the Indemnifying Party shall be given reasonable access to all books and records in the possession or control of the Indemnified Party or any of its affiliates which the Indemnifying Party reasonably determines to be related to such claim.

5.4
 Defense. If the facts giving rise to a right to indemnification arise out of the claim of any third party, or if there is any claim against a third party, the Indemnifying Party may assume the defense or the prosecution thereof, including the employment of counsel, at its cost and expense. The Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate therein, but the fees and expenses of such counsel employed by the Indemnified Party shall be at its expense. The Indemnifying Party shall not be liable for any settlement of any such claim effected without its prior written consent which consent shall not be unreasonably withheld. Whether or not the Indemnifying Party does choose to so defend or prosecute such claim, all the parties hereto shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, and attend at such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith. The Indemnifying Party shall be subrogated to all rights and remedies of the Indemnified Party to the extent of any indemnifications provided hereunder.

6.	General Provisions.

6.1
Survival of Warranties; Investigation.The representations, warranties and covenants of the Parties contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing. It shall be no defense to an action for breach of this Agreement that Buyer or Buyer’s agents have (or have not) made investigations into the affairs of the Company or that the Buyer could not have known of the misrepresentation or breach of warranty.

6.2
Successors and Assigns.The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties, except that Buyer may not assign or transfer any of its rights or obligations under this Agreement.

6.3
 Governing Law; Jurisdiction.Any dispute, disagreement, conflict of interpretation or claim arising out of or relating to this Agreement, or its enforcement, shall be governed by the laws of the State of New York.

6.4	Counterparts.This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

6.5
Headings.The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

6.6	Costs, Expenses.Each party hereto shall bear its own costs in connection with the preparation, execution and delivery of this Agreement.

6.7
 Amendments and Waivers.Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Seller and the Buyer. No delay or omission to exercise any right, power, or remedy accruing to the Buyer, upon any breach, default or noncompliance of the Seller under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring.

6.8
Severability.If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

6.9
Entire Agreement.This Agreement, together with all exhibits and schedules hereto, constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings duties or obligations between the parties with respect to the subject matter hereof.

6.10
Further Assurances.From and after the date of this Agreement, upon the request of the Buyer or Seller, Buyer and Seller shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

In Witness Whereof, the parties hereto have executed this Agreement as of the date first written above.

SELLER:

By:
Wo Hing Li

BUYER:

LUCKSVILLE INVESTMENTS LIMITED

By:
Name:
Title

Exhibit A

[FORM OF INVESTMENT LETTER]

[Buyer’s letterhead]

Wo Hing Li
[address]

China Precision Steel, Inc.
8th Floor, Teda Building, 87 Wing Lok Street
Sheung Wan
Hong Kong, The People’s Republic of China

[Date of Closing]
Dear Sirs:

The undersigned hereby purchases 750,000 shares of Ordinary Stock, par value $.001 per share (the “Stock”), of China Precision Steel, Inc. (the "Company") pursuant to a Stock Purchase Agreement dated March 14, 2008 (the “Purchase Agreement”).

In connection with the foregoing, the undersigned represents that:

1.	the Stock is being purchased for investment, not for resale or distribution and not for the purpose of effecting or causing to be effected, a public offering of any of the Stock;

2.
the Stock will not be sold, transferred, assigned or disposed of, except in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and the Rules and Regulations of the Securities and Exchange Commission (“SEC”) promulgated thereunder; and

3.
the Stock is being purchased for the sole account of the undersigned and no other understanding exists with regard to the disposition, sale, transfer or assignment of the Stock other than that set forth herein.

The undersigned has been advised and understands that it is the view of the SEC that the foregoing investment representation would be inaccurate if it merely meant that the present intention of the undersigned was to hold the Stock for the long term capital gains period of the tax statutes, or for a deferred sale, or for a market rise, or for sale if the market declines, or for sale after a fixed period in the future or for sale only if the Company fails to operate profitably. The undersigned further understands that, in the view of the SEC, a change in the market value of the Stock, a change in the condition of the Company, a change in the conditions within the industry in which the Company is engaged or, should the Stock be pledged as security for a loan, foreclosure or threatened foreclosure of such a loan, would not be such a change in the circumstances as to justify sale for the Stock. The undersigned understands that it is the view of the SEC that if there is an intention, at the time the Stock is acquired, to resell it to the public after the passing of some more or less definitive time period, the Stock were not truly acquired for investment. The undersigned further understands that the foregoing is not intended to be a complete listing of the views held by the SEC relating to the foregoing investment representation.

The undersigned acknowledges that the undersigned has been advised that the Stock has not been registered under the Securities Act, and that no portion of the Stock may be sold, transferred, assigned or disposed of, except in accordance with the Securities Act and the Rules and Regulations of the SEC promulgated thereunder. The undersigned hereby consents that the face of the Stock to be issued and delivered to it may contain a restrictive legend as set forth in the Purchase Agreement.

The undersigned understands that the Stock being purchased involves a high degree of risk. It is the best judgment of the undersigned that the Stock being purchased hereby is securities of the kind which the undersigned wishes to purchase and hold for investment and that the nature and amount of the Stock being acquired is consistent with the investment program of the undersigned. The undersigned represents and warrants that the present and anticipated financial position of the undersigned permit the undersigned to hold the Stock for investment, as aforesaid.

The undersigned hereby acknowledges that neither Seller. nor any persons or parties associated with Seller has made any representation or warranties of any kind, nature or description in connection with the sale or offer of the Stock other than those set forth in the Purchase Agreement. The undersigned is also relying on its own investigation of the Company and its prospects and is not relying on any statements made by Seller or its representatives or affiliates with regard to the Company or the Stock not set forth in the Purchase Agreement.

Very truly yours,

LUCKSVILLE INVESTMENTS LIMITED

By:
Name:
Title: